SRKP 26, INC.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

November 11, 2010

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SRKP 26, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 17, 2010
File No. 000-53022

Dear Ms. Jenkins:

This letter is in response to the comments contained in the Staff’s letter, dated October 28, 2010, to SRKP 26, Inc. (the “Company”), concerning the Form 10-K for the fiscal year ended December 31, 2009 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter.

On behalf of the Company, the following are our responses to the Staff's comments:

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T)-Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

1.
We note that as of December 31, 2009, you concluded your disclosure controls and procedures were effective.  In connection with the comment below, we note that you did not include management’s report on internal control over financial reporting.  Please tell us how the omission affected your conclusion regarding the effectiveness of your disclosure controls and procedures.  Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

RESPONSE:

In response to the Staff’s comment and in light of the Company’s inadvertent omission of management’s assessment regarding internal controls over financial reporting in accordance with Item 308T of Regulation S-K, the Company has amended its Form 10-K to disclose management’s revised conclusion on the effectiveness of its disclosure controls and procedures from effective to ineffective as of the end of the fiscal year ended December 31, 2009.  Management has implemented additional controls to ensure that management's assessment of the Company's internal controls over financial reporting and all other information required to be disclosed in the Company’s future reports filed or submitted under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules.

2.           Please amend your filing to include management’s report on internal control over financial reporting in accordance with Item 308T of Regulation S-K

RESPONSE:

The Company inadvertently omitted management’s assessment regarding internal controls over financial reporting.  The Company has amended its Form 10-K to provide for management’s assessment of internal controls over financial reporting.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you.  Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

SRKP 26, INC.

By:	/s/ Richard Rappaport
Richard Rappaport
President